UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HF2 Financial Management Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

40421A104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Information regarding beneficial ownership is as of December 31, 2014.

SCHEDULE 13G

CUSIP No. 40421A104	Page 2 of 9 Pages

1.	Name of reporting person/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WEISS ASSET MANAGEMENT LP
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,700,000
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,700,000
9.	Aggregate amount beneficially owned by each reporting person 1,700,000
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 7.21%
12.	Type of reporting person* IA – Investment Adviser

SCHEDULE 13G

CUSIP No. 40421A104	Page 3 of 9 Pages

1.	Name of reporting person/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WAM GP LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,700,000
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,700,000
9.	Aggregate amount beneficially owned by each reporting person 1,700,000
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 7.21%
12.	Type of reporting person* HC – Parent Holding Company/Control Person

SCHEDULE 13G

CUSIP No. 40421A104	Page 4 of 9 Pages

1.	Name of reporting person/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ANDREW M. WEISS, PH.D.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,700,000
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,700,000
9.	Aggregate amount beneficially owned by each reporting person 1,700,000
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 7.21%
12.	Type of reporting person* HC – Parent Holding Company/Control Person

SCHEDULE 13G

CUSIP No. 40421A104	Page 5 of 9 Pages

ITEM 1.

(a)	Name of Issuer: HF2 Financial Management Inc.

(b)	Address of Issuer’s Principal Executive Offices:

999 18th Street, Suite 3000

Denver, CO 80202

ITEM 2.

(a) and (c): Name and Citizenship of Persons Filing:

(i)	Weiss Asset Management LP, a Delaware limited partnership (“Weiss Asset Management”).

(ii)	WAM GP LLC, a Delaware limited liability company (“WAM GP”).

(iii)	Andrew M. Weiss, Ph.D., a United States citizen (“Andrew Weiss”).

(b):	Address of Principal Business Office:

Weiss Asset Management, WAM GP, and Andrew Weiss have a business address of 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116

(d)	Title of Class of Securities: Class A common stock, par value $0.0001 per share

(e)	CUSIP Number: 40421A104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a) ☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State

(f) ☐	Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

(g) ☒	A Parent Holding Company or control person, in accordance with Section 240.13d-1(b)(ii)(G)

(h) ☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ☐	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

SCHEDULE 13G

CUSIP No. 40421A104	Page 6 of 9 Pages

ITEM 4.	OWNERSHIP

WEISS ASSET MANAGEMENT*

(a)	Amount Beneficially Owned: 1,700,000

(b)	Percent of Class: 7.21%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,700,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,700,000

WAM GP*

(a)	Amount Beneficially Owned: 1,700,000

(b)	Percent of Class: 7.21%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,700,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,700,000

Andrew Weiss*

(a)	Amount Beneficially Owned: 1,700,000

(b)	Percent of Class: 7.21%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,700,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,700,000

SCHEDULE 13G

CUSIP No. 40421A104	Page 7 of 9 Pages

*	Shares reported for Weiss Asset Management include shares beneficially owned by clients of Weiss Asset Management, for which Weiss Asset Management is the sole investment manager. WAM GP is the sole general partner of Weiss Asset Management. Andrew Weiss is the managing member of WAM GP.

Each of WAM GP, Weiss Asset Management, and Andrew Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by each except to the extent of their respective pecuniary interest therein. The percent of class computations are based on 23,592,150 shares of Class A common stock, par value $0.0001 per share issued and outstanding as of November 14, 2014, as reported in the Form 10-Q filed with the SEC on November 14, 2014.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

See Item 4.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

ITEM 11.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement

SCHEDULE 13G

CUSIP No. 40421A104	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

WEISS ASSET MANAGEMENT LP

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Chief Compliance Officer

WAM GP LLC

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Chief Compliance Officer

ANDREW M. WEISS, PH.D.

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Attorney-in-Fact for Andrew Weiss

SCHEDULE 13G

CUSIP No. 40421A104	Page 9 of 9 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, Weiss Asset Management LP, WAM GP LLC, and Andrew M. Weiss, Ph.D., hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to the Class A common stock, par value $0.0001 per share of HF2 Financial Management Inc., and further agree that this Joint Filing Agreement, as may be amended from time to time, shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 31, 2013.

WEISS ASSET MANAGEMENT LP

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Chief Compliance Officer

WAM GP LLC

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Chief Compliance Officer

ANDREW M. WEISS, PH.D.

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Attorney-in-Fact for Andrew Weiss

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints each of Georgiy Nikitin and Daniel Bradford, acting singly, as the undersigned’s true and lawful attorneys-in-fact to:

(1) execute for and on behalf of the undersigned, personally and in the undersigned’s capacity as the Managing Member of BIP GP LLC and WAM GP LLC, the following documents (the “Authorized Documents”): Schedules 13D, 13G and 13F, Forms 3, 4, and 5 (and any and all amendments required thereto in the reasonable opinion of the attorney-in-fact), and any other forms and/or schedules required to be filed on behalf of myself, Weiss Asset Management LP, WAM GP LLC, or BIP GP LLC to comply with the Securities Exchange Act of 1934, as amended, the rules thereunder, and the rules of any stock exchange or similar authority;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or appropriate to complete and execute any such Authorized Documents and timely file such Authorized Documents with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with respect to the foregoing which, in the reasonable good faith opinion of any such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s reasonable good faith discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that none of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is assuming any of the undersigned’s responsibilities to comply with the Securities Exchange Act of 1934, as amended.

This Power of Attorney shall remain in full force and effect until the earliest of (i) the execution of a replacement Power of Attorney covering the subject matter hereof by the undersigned, (ii) the revocation of this Power of Attorney by the undersigned in a signed writing, or (iii) the attorney-in-fact is no longer an employee of Weiss Asset Management LP or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12 day of February, 2015.

By:	/s/ Andrew M. Weiss

Name:	Andrew M. Weiss